Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

May 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549-3720

Attention: Jessica L. Dickerson

Re:	Inhibikase Therapeutics, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-278844

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Inhibikase Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1, File No. 333-278844, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 19, 2024.

The grounds upon which the Company is making this application for withdrawal are that the public offering to which the Registration Statement relates has been terminated. No securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Dr. Milton H. Werner, President and Chief Executive Officer, Inhibikase Therapeutics, Inc., at the above-mentioned address and mhwerner@inhibikase.com, with a copy to Todd Kornfeld, Esquire, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017 and Tkornfeld@mwe.com.

Please do not hesitate to contact Todd Kornfeld at (212) 547-5890 or Tkornfeld@mwe.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
INHIBIKASE THERAPEUTICS, INC.

	By:	/s/ Milton H. Werner
	Name:	Milton H. Werner, Ph.D.
	Title:	President and Chief Executive Officer

cc: Todd Kornfeld, Esq.

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